

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2017

Mail Stop 4631

<u>Via E-Mail</u>
Builders FirstSource, Inc.
Mr. Chad Crow
Chief Financial Officer
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

>   **Re: Builders FirstSource, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
>   **Filed November 4, 2016**
>   **File No. 0-51357**

Dear Mr. Crow:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction